Exhibit 20


NEWS

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IMMEDIATE RELEASE
FORD REPORTS SECOND QUARTER
NET PROFIT OF $570 MILLION

o Second quarter profit of 31 cents per share, excluding unusual items, beats consensus estimate by 5 cents per share
o All-new Ford Expedition and Lincoln Navigator drive improvements in full-size and luxury SUV sales and segment share
o    Automotive gross cash at $24.9 billion, up $3.4 billion from last quarter
o    Continue to expect a modest profit for the full year

DEARBORN, Mich., July 17 - Ford Motor Company [NYSE: F] today reported a net profit of $570 million, or 29 cents per share, in the second quarter of 2002. Excluding unusual items related to the European end-of-life vehicles' directive and Statement of Financial Accounting Standards (SFAS) No. 133, Ford earned an operating profit of $610 million, or 31 cents per share. Ford lost $551 million, or 31 cents per share in the second quarter of 2001, excluding unusual items but including costs associated with the tire replacement action.

Ford's second quarter revenues were $42.3 billion, equal to last year's second quarter. Worldwide vehicle unit sales in the 2002 second quarter were 1,854,000, approximately equal to the previous year's quarter.

"The second quarter was an important leg on Ford Motor Company's journey to financial health, but we still have much work to do," said Bill Ford, chairman and CEO.

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                                      -2-

"The successful introduction of the Expedition and Navigator, improved
J.D. Power quality ratings, continued improvements at Ford Credit and in Europe, as well as further progress on our Revitalization Plan highlighted the accomplishments of the entire Ford team."

Ford made progress this quarter on many of the Revitalization Plan milestones, including posting a 12 percent overall improvement, the most of any domestic manufacturer, in this year's J.D. Power Initial Quality Study. Also, the all-new Ford Expedition and Lincoln Navigator began arriving at dealerships late in the second quarter and are driving improvements in full-size and luxury SUV sales and segment shares. The sales success of these products is expected to continue during the second half of this year. In addition, substantially stronger sales at Jaguar and Land Rover, combined with the arrival of several new premium brand products at dealerships later this year, are expected to strengthen Ford's luxury vehicle lineup.

"We made progress against several of our Revitalization Plan milestones, including a significant improvement in the J.D. Power quality study, but we are not satisfied with our results," said Nick Scheele, Ford president and chief operating officer. "Quality is our top priority and we expect further improvements going forward."

The company further rationalized its manufacturing capacity, remaining on track to increase capacity utilization by 10 percentage points by year's end. Shifts have been eliminated at the Edison and Ohio assembly plants, with an additional shift elimination scheduled at the Wixom Assembly plant at the end of the summer. The company has also realized more than $400 million in cash from the divestment of non-core operations during the first six months of the year.

Second quarter 2002 results included the following non-cash, after-tax unusual items:
o $41 million charge for the projected costs related to legislation passed to date in selected countries to implement a European Parliament directive involving end-of-life vehicles
o Net $1 million benefit relating to the accounting standard for derivative instruments and hedging activities (SFAS No. 133)

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                                      -3-

First half 2002 results included a non-cash $294 million charge for the final transition, completed in the second quarter, to a new accounting standard for goodwill (SFAS No. 142).

The following second quarter results exclude unusual items in both years:

AUTOMOTIVE OPERATIONS
Worldwide automotive operations earned $205 million in the second quarter, compared with a loss of $1 billion a year ago. Worldwide automotive revenues were $35.2 billion, compared with $34.6 billion a year ago.

Automotive gross cash at June 30 totaled $24.9 billion, including $1.5 billion of pre-funding employee benefit expenses through a Voluntary Employee Beneficiary Association trust.

North America: Strong production contributed to a $45 million profit in North America in the second quarter. This compared with a loss of $1.1 billion in the 2001 second quarter, which included costs associated with the customer safety initiative to replace Firestone tires.

Europe: In Europe, Ford earned $155 million and increased market share in the second quarter, compared with earnings of $141 million a year ago. Overall volumes were down due to a lower industry and the changeover to the all-new Fiesta.

South America: Ford operations in South America lost $96 million, compared with a loss of $70 million a year ago. South America continues to represent a difficult business environment due to lower industry volume and currency weakness. However, in Brazil, Ford market share increased 1.9 percentage points over last year's second quarter on the strength of the all-new Fiesta.

Rest-of-World: Operations from the rest of the world earned a profit of $101 million, compared with a profit of $47 million in the 2001 second quarter. The biggest improvement was at Mazda.

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                                      -4-

FORD CREDIT
Ford Credit posted its second consecutive quarterly improvement, earning $343 million in the second quarter. Compared with a profit of $399 million in the second quarter of 2001, earnings were down because of higher actual credit losses and the unfavorable impact of securitizations, offset partially by the impact of currency changes in overseas markets and higher levels of managed receivables. Higher actual credit losses reflected higher levels of unemployment and bankruptcies in the United States. Over the past 12 months, increased securitizations have resulted in lower owned receivables and related revenue, offset partially by higher income from assets retained in securitizations and servicing fees.

HERTZ
Hertz reported a second quarter profit of $53 million, down from last year's $59 million profit in the second quarter. Rental volume has started to recover due to a pickup in summertime travel, but still remains lower year-over-year.

OUTLOOK
"We continue to expect a modest profit for the full year, but those results are still unacceptable," said Allan Gilmour, Ford vice chairman and chief financial officer. "We are continually monitoring our progress on the Revitalization Plan and are intensifying our efforts to reduce costs and improve efficiency to ensure that we stay on track."

Investors can hear a review of second quarter results by Allan Gilmour, vice chairman and chief financial officer, on the Internet at http://www.shareholder.ford.com, http://www.streetevents.com (subscribers only) or http://www.companyboardroom.com. The presentation will start at 9 a.m. EDT, July 17.

Ford Motor Company is the world's second largest automaker, selling vehicles in 200 markets and with approximately 350,000 employees on six continents. Its automotive brands include Aston Martin, Ford, Jaguar, Land Rover, Lincoln, Mazda, Mercury and Volvo. Its automotive-related services include Ford Credit, Hertz and Quality Care.
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                                      -5-

Statements included herein may constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation: greater price competition in the U.S. and Europe resulting from currency fluctuations, industry overcapacity or other factors; a significant decline in industry sales, particularly in the U.S. or Europe, resulting from slowing economic growth; lower-than-anticipated market acceptance of new or existing products; currency or commodity price fluctuations; economic difficulties in South America or Asia; reduced availability of or higher prices for fuel; a market shift from truck sales in the U.S.; lower-than-anticipated residual values for leased vehicles; a credit rating downgrade; labor or other constraints on our ability to restructure our business; increased safety, emissions, fuel economy or other regulation resulting in higher costs and/or sales restrictions; work stoppages at key Ford or supplier facilities or other interruptions of supplies; the discovery of defects in vehicles resulting in delays in new model launches, recall campaigns, increased warranty costs or litigation; insufficient credit loss reserves; and our inability to implement the Revitalization Plan.